EXHIBIT 99.26

Material Change Report, dated December 10, 2004, regarding announcement of the initiation of two new Phase II clinical trials, the response of U.S. Food and Drug Administration regarding AMD3100 and the announcement of certain preliminary results on AMD3100

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED” or the “Company”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

December 1, 2004, in respect of the announcement of the initiation of two new Phase II clinical trials.

December 2, 2004, in respect of the announcement of the response of the U.S. Food and Drug Administration regarding AMD3100.

December 6, 2004, in respect of the announcement of certain preliminary results on AMD3100.

Item 3.

News Release

The news release in respect of the announcement of the initiation of two new Phase II clinical trials was issued at Langley, B.C. on December 1, 2004 and disseminated via Canada NewsWire.

The news release in respect of the announcement of the response of the U.S. Food and Drug Administration in respect of AMD3100 was issued at Langley, B.C. on December 2, 2004 and disseminated via Canada NewsWire.

The news release in respect of the announcement of certain preliminary results on AMD3100 was issued at Langley, B.C. on December 6, 2004 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on December 1, 2004 the initiation of two new Phase II clinical trials for AMD3100, a potential new agent in stem cell transplantation for cancer patients.  The first study will evaluate AMD3100, as a single mobilizing agent, in multiple myeloma (MM) patients undergoing a stem cell transplant. The second study will evaluate AMD3100, in combination with the standard mobilization regimen, in patients with Hodgkin’s disease (HD) undergoing a stem cell transplant.

AnorMED announced on December 2, 2004 that it has received a response from the U.S. Food and Drug Administration (FDA) regarding its Special Protocol Assessment (SPA) on the design for two pivotal Phase III clinical trials of AMD3100, a potential new stem cell mobilizing agent for stem cell transplantation in cancer patients. A SPA provides a forum for the FDA and a Company to reach agreement as to the design, execution, and analyses proposed for regulatory approval in protocols reviewed under this process.

AnorMED announced on December 6, 2004 preliminary results on AMD3100, its lead drug candidate for stem cell transplantation, which support its potential use as a single agent to mobilize stem cells from healthy donors for allogeneic stem cell transplantation in cancer  patients. This data was reported for the first time at the 2004 American Society of Hematology conference (ASH) held in San Diego.

Item 5.

Full Description of Material Change

News Release issued on December 1, 2004

AnorMED announced on December 1, 2004 the initiation of two new Phase II clinical trials for AMD3100, a potential new agent in stem cell transplantation for cancer patients.  The first study will evaluate AMD3100, as a single mobilizing agent, in multiple myeloma (MM) patients undergoing a stem cell transplant. The second study will evaluate AMD3100, in combination with the standard mobilization regimen, in patients with Hodgkin’s disease (HD) undergoing a stem cell transplant.

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers such as multiple myeloma and non-Hodgkin’s lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation. Clinical data to date in cancer patients show AMD3100 can increase the number of stem cells available for transplantation when used in combination with standard stem cell mobilization regimens.

These new pilot studies are part of the Company’s plan to determine the potential applications of AMD3100 in different mobilizing regimens, and also explore opportunities to use AMD3100 in other patient populations that receive stem cell transplantation to treat their disease. The study in MM patients will determine if a mobilization regimen of AMD3100 alone can result in a total stem cell yield of greater than or equal to 4 million CD34+ cells/kg of patient body weight in up to four consecutive days of collection. The study will be conducted at up to four centers in the United States and will enroll up to 20 MM patients. The study in HD patients will determine the number of HD patients who collect greater than or equal to 5 million CD34+ cells/kg of patient body weight, and determine the number of collections required to reach that target.  The study will be conducted at one center in the United States and will enroll up to 16 HD patients. Data from these studies will be reported at appropriate conferences in 2005.

Over the course of 2004, AnorMED held its end of Phase II meeting with the U.S. Food and Drug Administration (FDA) and filed the Phase III protocols for AMD3100 for Special Protocol Assessment by the FDA. Upon completion of the SPA the Company plans to initiate a Phase III program for AMD3100.

News Release issued on December 2, 2004

AnorMED announced on December 2, 2004 that it has received a response from the U.S. Food and Drug Administration (FDA) regarding its Special Protocol Assessment (SPA) on the design for two pivotal Phase III clinical trials of AMD3100, a potential new stem cell mobilizing agent for stem cell transplantation in cancer patients. A SPA provides a forum for the FDA and a Company to reach agreement as to the design, execution, and analyses proposed for regulatory approval in protocols reviewed under this process.

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat hematologic cancers, such as multiple myeloma and non-Hodgkin’s lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation.

AnorMED’s Phase II clinical data to date in over 100 non-Hodgkin’s lymphoma and multiple myeloma patients shows AMD3100 increases the number of stem cells available for transplantation. The study endpoints and statistical analysis for the Phase III program are based on results from AnorMED’s phase II program on AMD3100 as well as historical data from standard stem cell mobilization regimens using G-CSF alone. Based on this data, each Phase III study is powered to show a minimum of a 20 percentage point difference between the study arms.

A total of 600 cancer patients undergoing the autologous stem cell transplantation procedure will be enrolled into the Phase III program. One study will enrol 300 non-Hodgkin’s lymphoma (NHL) patients and the other study 300 multiple myeloma (MM) patients. Both Phase III studies are randomized, double-blind, placebo controlled, comparative trials of AMD3100 plus G-CSF versus placebo plus G-CSF.

Both studies are designed to evaluate the ability of AMD3100 in combination with G-CSF, to provide a rapid increase in the number of peripheral blood stem cells capable of engraftment, to increase the proportion of patients reaching a peripheral blood stem cell target, and to reduce the number of apheresis sessions required for patients to reach a target number of peripheral blood stem cells. The primary endpoint in the NHL study is a stem cell collection target of greater than or equal to 5 million CD34+ cells/kg of patient body weight in four or less days of apheresis. The primary endpoint in the MM study is a stem cell collection target of greater than or equal to 6 million CD34+ cells/kg patient body weight in two or less days of apheresis.

The studies will be conducted at multiple centers located throughout the United States. The Company plans to initiate the trials immediately, and dependent upon recruitment rates, hopes to complete patient enrollment and three month follow up in 2006. Additional guidance regarding the timing for filing a New Drug Application will be provided in 2005.

AMD3100 has great potential to help cancer patients undergoing stem cell transplantation. The FDA’s response on the Special Protocol Assessment was consistent with AnorMED’s prior discussions and in line with expectations for our Phase III program.

News Release issued on December 6, 2004

AnorMED announced on December 6, 2004 preliminary results on AMD3100, its lead drug candidate for stem cell transplantation, which support its potential use as a single agent to mobilize stem cells from healthy donors for allogeneic stem cell transplantation in cancer patients. This data was reported for the first time at the 2004 American Society of Hematology conference (ASH) held in San Diego.

Additional data presented at ASH continue to show that AMD3100, in combination with standard stem cell mobilization regimens, provides a rapid increase in the number of peripheral blood stem cells capable of engraftment, increases the proportion of patients reaching a peripheral blood stem cell target required for transplant, even in heavily pre-treated patients, and reduces the number of apheresis sessions required for patients to reach a target number of peripheral blood stem cells.

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancer. Success in transplantation is measured by the rapid and durable recovery of a patient’s immune system. There are two types of stem cell transplantation, autologous and allogeneic. Autologous transplant, where a patient’s own stem cells are used for their transplant, is usually preferred for the treatment of multiple myeloma and non-Hodgkins lymphoma. Allogeneic transplant, where stem cells collected from a healthy donor (often a sibling) are used for transplantation into a cancer patient, is the preferred procedure for different types of leukemia.

The AMD3100 allogeneic study is being conducted by Dr. Steven Devine, Director of Clinical Research, Division of Oncology, Section of Bone Marrow Transplantation and Leukemia and Dr. John Dipersio, Chief, Division of Oncology, Section of Bone Marrow Transplantation and Leukemia, both at Washington University School of Medicine in St Louis.

Data reported at ASH shows that administration of AMD3100 to four healthy donors results in a modest but sufficient increase in CD34+ cell count within six hours of injection. Three of four donors collected an allograft containing greater than 2 million CD34+ cells per kilogram recipient weight after one or two apheresis sessions. AMD3100 administration was not associated with any significant side effects in the healthy donors. Two allogeneic transplants, using the AMD3100 mobilized stem cells, were performed, one in a patient with Acute Myelogenous Leukemia and another in a patient with non-Hodgkin’s lymphoma. Both patients engrafted promptly and are currently being followed as outpatients.  These results are consistent with those obtained by Dr. Richard Childs, and colleagues, at the National Institute of Health in Bethesda Maryland. In this study administration of AMD3100 to healthy donors allowed for mobilization and collection of cells suitable for transplant.

Additional data reported at ASH from a Phase II study of AMD3100 in combination with G-CSF continues to support AMD3100’s potential to become a standard new agent in stem cell mobilization and an effective alternative to chemotherapy/cytokine mobilization. All 20 non-Hodgkin’s lymphoma and multiple myeloma patients, including 14 who were heavily pre-treated with chemotherapy and/or radiation therapy, achieved the target number of cells for transplantation following the combination G-CSF AMD3100 therapy. Compared to historical studies of G-CSF alone, the combination may reduce the number of apheresis procedures needed to collect an adequate graft for rapid hematopoietic engraftment. The study is ongoing with accrual to date of 40 patients and is being conducted by a number of investigators including Dr. Patrick Stiff, Director of the Bone Marrow Transplant Program, Loyola University Medical Center, Chicago, who presented the results today.

Data from two other studies reported today at ASH: A poster presentation, given by Dr. Michael Dugan, Indiana Blood and Marrow Transplantation, Indiana, on a Phase II study in showing that AMD3100 added to a chemo mobilization regimen increases CD34+ cells by greater than or equal to two fold and that in 13/13 NHL and MM patients transplanted cells demonstrated prompt and durable engraftment. This study also provides evidence that AMD3100 is effective post chemo-mobilization, as a rescue for patients who fail to mobilize. Another poster presentation, given by Dr. Yair Gazitt, University of Texas, San Antonio, Texas, on a Phase II study of AMD3100 in combination with G-CSF in ten hard to mobilize NHL patients shows that use of AMD3100 increased the number of stem cells available for transplant and did not mobilize detectable lymphoma cells.

AMD3100 is a novel stem cell mobilizer, developed by AnorMED that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating blood. Data from over 250 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.

Clinical studies on AMD3100 are being conducted at multiple transplant centers in the United States, Canada and Europe. AnorMED has reached an agreement with the FDA on a special protocol assessment (SPA) for the AMD3100 Phase III protocols. The Company has initiated its Phase III studies and hopes to enrol the first patient early in 2005. AnorMED is conducting an ongoing Phase II program in transplant to evaluate AMD3100 in combination with different stem cell mobilizing regimens including chemotherapy, as well as in cancer patients with Hodgkin’s disease.

Background on Stem Cell Transplant

Approximately 45,000 stem cell transplantations are performed yearly worldwide. Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant. This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor (G-CSF -granulocyte colony stimulating factor) that causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected. AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood. When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, AMD3100 increases the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Approximately 50% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using G-CSF. Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization. These patients may require additional mobilization and cell collection sessions to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

Background on AMD3100

AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.

Note: Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

December 10, 2004.

"W.J. Adams"
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory